UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2024

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On February 26, 2024, Meihua International Medical Technologies Co., Ltd., a Cayman Islands company (the “Company” or “Meihua”), engaged in a reorganization of its subsidiaries pursuant to which ownership of Hainan Guoxie Technology Group Co., Ltd. (P.R. China) (“Hainan Guoxie”), a subsidiary then 55% owned by Meihua’s subsidiary Kang Fu International Medical Co., Limited (Hong Kong) (“Kang Fu”), was transferred from Kang Fu to Jiangsu Huadong Medical Device Industrial Co., Ltd. (P.R. China) (“Jiangsu Huadong”), with Jiangsu Huadong retaining a 45% equity interest in Hainan Guoxie and the remaining 10% equity interest being sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd. (“Boxin”) in exchange for RMB4.4 million in consideration. The transfer of 45% equity interest in Hainan Guoxie from Kang Fu to Jiangsu Huadong was completed pursuant to the terms of an equity transfer agreement, dated February 26, 2024, between Kang Fu and Jiangsu Huadong (the “Jiangsu Equity Transfer Agreement”). The transfer of the 10% equity interest in Hainan Guoxie to Boxin was completed pursuant to the terms of an equity transfer agreement, dated February 26, 2024, between Kang Fu and Boxin (the “Boxin Equity Transfer Agreement”). The foregoing descriptions of the transactions are qualified in their entireties by reference to the Jiangsu Equity Transfer Agreement and the Boxin Equity Transfer Agreement, copies of which are incorporated herein by reference and attached hereto as Exhibit 10.1 and Exhibit 10.2.

Following the reorganization and 10% equity sale to Boxin, our organizational structure is as follows:

Meihua owns 100% of Kang Fu International Medical. Kang Fu International Medical owns 100% of Yangzhou Huada Medical Device Co., Ltd. (“Yangzhou Huada”). Yangzhou Huada owns 100% of Jiangsu Yada Technology Group Co., Ltd. (“Jiangsu Yada”). Jiangsu Yada, in turn, owns 100% of Jiangsu Huadong. Jiangsu Huadong, in turn, owns 45% of the equity interests of Hainan Guoxie and 51% equity interest in Hainan Ruiying Technology Co., Ltd. The following diagram illustrates our corporate structure as of the date of this report, including our principal subsidiary and their respective principal subsidiaries.

Yongjun Liu
Yin Liu
Bright Accomplish Limited
66.56%
Meihua International Medical Technologies Co., Ltd.
(Meihua International)
Cayman Islands
100%
Kang Fu International Medical Co., Limited
(Kangfu International Medical)
Hong Kong
100%
Yangzhou Huada Medical Device Co., Ltd
(Yangzhou Huada)
People's Republic of China
100%
Jiangsu Yada Technology Group Co., Ltd
(Jiangsu Yada)
People's Republic of China
100%
Jiangsu Huadong Medical Device Industrial Co., Ltd
(Jiangsu Huadong)
People's Republic of China
51%
45%
Hainan Ruiying Technology Co., Ltd.
(Hainan Ruiying)
People's Republic of China
Hainan Guoxie Technology Group Co., Ltd.
(Hainan Guoxie)
People's Republic of China

Exhibit No.	Exhibit
10.1	English Translation of Equity Transfer Agreement, dated February 26, 2024, between Kang Fu International Medical Co., Limited and Jiangsu Huadong Medical Device Industrial Co., Ltd.
10.2	English Translation of Equity Transfer Agreement, dated February 26, 2024, between Kang Fu International Medical Co., Limited and Yangzhou Boxin Medical Equipment Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

Dated: March 5, 2024	By:	/s/ Xin Wang
	Name:	Xin Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

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